UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 63748/ January 21, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14164

IN THE MATTER OF   :

 :

C-3D DIGITAL, INC.,   :   ORDER MAKING FINDINGS

CALIFORNIA CLEAN AIR, INC.,   :   AND REVOKING

CEC PROPERTIES, INC.,   :   REGISTRATIONS BY DEFAULT

CENSTOR CORP.,   :

THE CENTENNIAL GROUP, INC.,   :

CENTURY TECHNOLOGIES, INC., and :

CHIEF CONSOLIDATED MINING CO.   :

       The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on December 17, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP, in accordance with 17 C.F.R. § 201.141(a)(2)(ii), by December 31, 2010. Respondents' Answers were due ten days from the date of service. See OIP at 3; 17 C.F.R. § 201.220(b). To date, no Respondent has filed an Answer, and the time for filing has expired. Accordingly, C-3D Digital, Inc., California Clean Air, Inc., CEC Properties, Inc., Censtor Corp., The Centennial Group, Inc., Century Technologies, Inc., and Chief Consolidated Minning Co. are in default for failing to file Answers to the OIP or to otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a)(2), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true. Official notice has been taken of the Commission's public official records concerning Respondents. See 17 C.F.R. § 201.323.

       C-3D Digital, Inc. (CIK No. 850218), is an expired Utah corporation located in Universal City, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2002, which reported a net loss of $855,107 for the prior three months. As of December 7, 2010, the company's common stock (symbol CDDT) was traded on the over-the-counter markets.

California Clean Air, Inc. (CIK No. 1119697), is a revoked Nevada corporation located in Vista, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2006, which reported a net loss of $500,790 for the prior nine months.

CEC Properties, Inc. (CIK No. 74454), is a void Delaware corporation located in Newport Beach, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended October 31, 2001, which reported a net loss of $72,489 for the prior twelve months. As of December 7, 2010, the company's common stock (symbol CECI) was traded on the over-the-counter markets.

Censtor Corp. (CIK No. 932094) is a dissolved California corporation located in Los Gatos, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1999. On April 13, 2004, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of California, and the case was terminated on December 23, 2005.

The Centennial Group, Inc. (CIK No. 810909), is a forfeited Delaware corporation located in Orange, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1994, which reported a net loss of $1.6 million for the prior three months. On December 13, 1991, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Central District of California, which was terminated on December 31, 1996.

Century Technologies, Inc. (CIK No. 887736), is a Colorado corporation located in Los Angeles, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1996, which reported a net loss of $255,840 for the prior three months. As of December 7, 2010, the company's stock (symbol CNTK) was traded on the over-the-counter markets.

Chief Consolidated Mining Co. (CIK No. 19913) is an Arizona corporation located in Eureka, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2008, which reported a net loss of over $2.7 million for the prior twelve months. As of December 7, 2010, the company's common stock (symbol CFCM) was quoted on the Pink Sheets.

Respondents are delinquent in their periodic filings with the Commission and have repeatedly failed to meet their obligations to file timely periodic reports. Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports, and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of C-3D Digital, Inc., California Clean Air, Inc., CEC Properties, Inc., Censtor Corp., The Centennial Group, Inc., Century Technologies, Inc., and Chief Consolidated Mining Co. are hereby REVOKED.

_____
Robert G. Mahony
Administrative Law Judge